Exhibit 3.3

CERTIFICATE OF AMENDMENT
TO THE
CERTIFICATE OF INCORPORATION
OF
CHARDAN NEXTECH ACQUISITION CORP.

Chardan NexTech Acquisition Corp. (hereinafter called the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY:

FIRST: That Article FIFTH of the Certificate of Incorporation be and it hereby is amended to read as follows:

“FIFTH: The total number of shares which the Corporation shall have authority to issue is twenty million (20,000,000) shares of common stock, $0.0001 par value.”

SECOND: That the amendment was duly adopted in accordance with the provisions of Section 241 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said Chardan NexTech Acquisition Corp. has caused this Certificate to be signed by Jonas Grossman, its Chief Executive Officer, this 25th day of January, 2021.

/s/ Jonas Grossman
By:	Jonas Grossman
Title:	Chief Executive Officer